Exhibit 99.1

Execution Version

Common Shares

Perpetua Resources Corp.

UNDERWRITING AGREEMENT

August 12, 2021

B. RILEY SECURITIES, INC.

CANTOR FITZGERALD CANADA CORPORATION

c/o B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

c/o Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, Ontario Canada M5H 3M7

Ladies and Gentlemen:

Perpetua Resources Corp. (formerly Midas Gold Corp.), a corporation incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) and having its head office located in Boise, Idaho (the “Company”), proposes to issue and sell to the several underwriters named in Schedule I hereto (the “Underwriters”) an aggregate of 9,523,810 common shares without par value in the capital of the Company (“Common Shares”), which includes 3,835,810 Common Shares being purchased by Paulson & Co. Inc. (“Paulson”) pursuant to the exercise of its participation rights under the Participation Agreements (as defined herein) (such Common Shares, the “Paulson Shares”). The Common Shares, excluding the Paulson Shares, to be issued and sold to the Underwriters as set forth on Schedule I hereto are collectively referred to as the “Firm Shares”. The Company also proposes to grant to the Underwriters an option to purchase up to 1,428,572 additional Common Shares (the “Option Shares”), representing 15% of the number of Common Shares to be issued pursuant to the Offering (as defined below). The Firm Shares, the Paulson Shares and the Option Shares are hereinafter referred to collectively as the “Shares”.

The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act of 1933, as amended (the “U.S. Securities Act”), and filed with the U.S. Securities and Exchange Commission (the “Commission”) (i) on March 19, 2021, a Registration Statement on Form F-10 (file number 333-254517), as amended by Amendment No. 1 thereto filed with the Commission on April 1, 2021, in respect of the Shares and other securities that may be offered from time to time by the Company and (ii) on March 22, 2021, an appointment of agent for service of process and undertaking on Form F-X in conjunction with the initial filing of such registration statement with the Commission; such registration statement and any post-effective amendment thereto, in each case, including the Canadian Base Prospectus (as defined below) (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), each in the form heretofore delivered or to be delivered to the Underwriters and, including exhibits to such registration statement and any documents incorporated by reference in the prospectus contained therein, for delivery by them to each of the Underwriters, became effective under the U.S. Securities Act in such form on April 2, 2021; no other document with respect to such registration statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission and no other document incorporated by reference in the prospectus contained therein has heretofore been filed with the Applicable Canadian Securities Commissions (as defined below), except for any documents filed with the Commission or the Applicable Canadian Securities Commissions subsequent to the date of such effectiveness in the form heretofore delivered to the Underwriters; and the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto, are hereinafter collectively called the “Registration Statement.” The prospectus relating to the Shares, in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the date of this Underwriting Agreement (this “Agreement”), is hereinafter called the “U.S. Base Prospectus.” With respect to the Shares, “U.S. Preliminary Prospectus” means the U.S. Base Prospectus as supplemented by the preliminary prospectus supplement subject to completion dated August 12, 2021, filed with the Commission pursuant to General Instruction II.L. of Form F-10 and excluding the pricing and other information permitted to be excluded from the Canadian Preliminary Prospectus pursuant to Canadian Securities Laws (as defined below); and “U.S. Final Prospectus” means the U.S. Base Prospectus as supplemented by the first prospectus supplement relating to the offering of the Shares containing pricing information that is filed with the Commission pursuant to General Instruction II.L. of Form F-10.

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The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada, other than Québec (the “Canadian Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated March 19, 2021 (the “Canadian Preliminary Base Prospectus”), and the Canadian Base Prospectus, in respect of an aggregate of up to US$100,000,000 in common shares and/or various other securities of the Company (collectively, the “Shelf Securities”). The Company has selected the British Columbia Securities Commission (the “BCSC”) as its principal regulator under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of any offerings of the Shelf Securities. The BCSC has issued a receipt, which is deemed to also be a receipt of each of the other Qualifying Authorities pursuant to the Passport System (a “Passport Decision Document”), for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated April 1, 2021 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws, at the time the BCSC issued a Passport Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”, and together with NI 44-101, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement dated August 12, 2021 relating to the Shares, which excluded certain information (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be incorporated by reference therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”). In addition, the Company (i) shall prepare and file with the Qualifying Authorities in accordance with Section 4(g) hereof a final prospectus supplement to the Canadian Base Prospectus relating to the Shares, which includes the information omitted from the Canadian Preliminary Prospectus and otherwise supersedes the Canadian Preliminary Prospectus in its entirety (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein (the “Canadian Final Prospectus”) pursuant to applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Canadian Qualifying Jurisdictions (the “Canadian Securities Laws”). The U.S. Final Prospectus and the Canadian Final Prospectus are referred to collectively, as the “Prospectus.”

For purposes of this Agreement, (i) the term “Preliminary Prospectus Supplement” means any preliminary prospectus supplement to the U.S. Base Prospectus or the Canadian Base Prospectus; (ii) the term “issuer free writing prospectus” has the meaning set forth in Rule 433 under the U.S. Securities Act; (iii) the terms “Registration Statement,” “U.S. Base Prospectus,” “U.S. Preliminary Prospectus,” “U.S. Final Prospectus”, “Canadian Preliminary Base Prospectus”, “Canadian Base Prospectus”, “Canadian Preliminary Prospectus”, “Canadian Final Prospectus”, and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the date hereof; (iv) the terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein; (v) the term “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act; (vi) the term “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the U.S. Securities Act that has been made available without restriction to any person; (vii) the term “Applicable Time” means 6:45 p.m. Eastern Time on August 12, 2021; (viii) the term “Time of Sale Prospectus” means the U.S. Preliminary Prospectus dated subject to completion August 12, 2021 and the Canadian Preliminary Prospectus dated August 12, 2021, together with each free writing prospectus, if any, identified on Schedule II hereto (each, an “Issuer Free Writing Prospectus”); (ix) the term “Time of Sale Information” means the Time of Sale Prospectus, together with the pricing information set forth under “Pricing Information Provided Orally by the Underwriters” on Schedule II hereto, considered together; and (x) the term “Applicable Canadian Securities Commissions” means the Qualifying Authorities in the Canadian Qualifying Jurisdictions.

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For purposes of this Agreement, (a) all references to the Registration Statement, U.S. Base Prospectus, U.S. Preliminary Prospectus, U.S. Final Prospectus, and any Issuer Free Writing Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) and (b) all references to the Canadian Preliminary Base Prospectus, Canadian Base Prospectus, Canadian Preliminary Prospectus and the Canadian Final Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Applicable Canadian Securities Commissions pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Company confirms as follows its agreements with the Underwriters.

1.            The Company represents and warrants to the Underwriters and acknowledges that each of them is relying upon such representations and warranties in purchasing the Shares and entering into this Agreement, that, as of the date hereof and as of the Closing Date and each Option Closing Date, if any:

(a)            Registration Statement Effectiveness. The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, are threatened by the Commission.

(b)            Registration Statement, Time of Sale Information and Prospectus.

(i)            the Company is eligible to use Form F-10 under the U.S. Securities Act, and the Shelf Procedures;

(ii)            no cease trade order preventing or suspending the use of the Canadian Preliminary Prospectus or the Canadian Final Prospectus or preventing the distribution of the Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Applicable Canadian Securities Commissions;

(iii)            (A) the Registration Statement, when it became effective and at the time of execution of this Agreement, did not contain, and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (B) the Registration Statement complies, and as amended or supplemented, if applicable, will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the Commission thereunder;

(iv)            the Time of Sale Information, at the Applicable Time did not, and at the Closing Date and, if applicable, at each Option Closing Date, the Time of Sale Information, as then amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they made, not misleading;

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(v)            the U.S. Final Prospectus, as of the date it is filed with the Commission pursuant to General Instruction II.L of Form F-10, at the Closing Date and at each Option Closing Date, if any, will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the Commission thereunder and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statement therein, in the light of the circumstances under which they were made, not misleading;

(vi)            the Canadian Preliminary Prospectus complies, and upon filing the Canadian Final Prospectus will comply, in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with the Shelf Procedures and all other applicable Canadian Securities Laws;

(vii)            each of the Applicable Canadian Securities Commissions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and Canadian Base Prospectus;

(viii)            as of the Applicable Time, the Canadian Preliminary Prospectus is true and correct in all material respects and contains full, true and plain disclosure of all material facts relating to the Company and the Shares, other than information relating to the offering price of the Shares and other information with respect to the terms of the offering of the Shares (which will be included in the Canadian Final Prospectus), as required by the Canadian Securities Laws;

(ix)            each broadly available road show and all marketing materials (as defined under Canadian Securities Laws), if any, when considered together with the Time of Sale Information, does not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(x)            the Canadian Final Prospectus, as of its date and as of the Closing Date, and, if applicable, each Option Closing Date, will be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Company and the Shares as required by Canadian Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

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provided, however, that the representations and warranties set forth in this Section 1 do not apply to statements or omissions in the Registration Statement (or any amendment thereto), the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the Prospectus (or any supplement thereto) or any broadly available road show materials made in reliance upon or in conformity with information relating to any Underwriter furnished to the Company in writing by or on behalf of an Underwriter expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the information set forth (i) in the eleventh paragraph (beginning “The Underwriters propose to offer…”) and fifteenth paragraph (beginning “The Underwriters may, in connection with the Offering, effect…”) on the cover page of the Canadian Preliminary Prospectus dated August 12, 2021, (ii) in the first paragraph under the caption “Discounts and Expenses” of the “Plan of Distribution” section of the Time of Sale Prospectus and the Prospectus, (iii) in the first sentence of the second paragraph under the caption “Stock Exchange Listing” of the “Plan of Distribution” section of the Time of Sale Prospectus and the Prospectus and (iv) under the caption “Price Stabilization, Short Positions” of the “Plan of Distribution” section of the Time of Sale Prospectus and the Prospectus (collectively, the “Underwriters’ Disclosure”).

(c)            Filing of Prospectuses. The Prospectus and the filing of the Prospectus with the Commission and the Applicable Canadian Securities Commissions have been duly approved and authorized by all necessary action by the Company, and the Prospectus has been, in the case of the Canadian Base Prospectus and the Canadian Preliminary Prospectus, and will be, in the case of the Canadian Final Prospectus, duly executed and filed by and on behalf of the Company;

(d)            Good Standing of the Company. The Company: (i) has been duly incorporated as a company under the BCBCA and is, with respect to the filing of annual reports, in good standing under the BCBCA; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to create, issue and sell the Shares and to enter into and carry out its obligations under this Agreement;

(e)            Ownership of Subsidiaries. Idaho Gold Resources Company, LLC and Perpetua Resources Idaho, Inc. (each, a “Subsidiary” and collectively, the “Subsidiaries”) are the only subsidiaries of the Company. The Company beneficially owns, directly or indirectly, the percentage indicated in Schedule V of the issued and outstanding shares in the capital of the Subsidiaries free and clear of all encumbrances and the Company is entitled to the full beneficial ownership of all shares in the Subsidiaries. All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares. None of the outstanding securities of any Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of any Subsidiary;

(f)            Good Standing of Subsidiaries. Each of the Subsidiaries: (i) has been duly incorporated, continued or amalgamated in its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, respectively; and (iii) is duly qualified to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business;

(g)            No Proceedings for Dissolution. No acts or proceedings have been taken, instituted or, are pending for the dissolution or liquidation of the Company or the Subsidiaries;

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(h)            Material Compliance with Laws. Each of the Company and the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carry on business to enable their business to be carried on as now conducted and proposed to be conducted and its properties and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid, subsisting and in good standing and, other than as disclosed in the Public Disclosure Documents, it has not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have a Material Adverse Effect and will at the Closing Date and any Option Closing Date be valid, subsisting and in good standing.

As used in this Agreement, “Public Disclosure Documents” shall mean collectively, all of the documents which have been filed by or on behalf of the Company during the three year period prior to the Closing Date with the relevant securities regulators pursuant to the requirements of Applicable Securities Laws, including all documents filed on SEDAR at www.sedar.com and all documents filed on the Company’s website during such period. As used in this Agreement, “Material Adverse Effect” shall mean (i) any change, event, occurrence, state of facts, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, states of fact, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, prospects, capitalization, financial condition or liabilities of the Company and its Subsidiaries, taken as a whole; or (ii) any fact, event, or change that would result in the Time of Sale Information containing a misrepresentation;

(i)            Share Capital. The authorized capital of the Company consists of an unlimited number of Common Shares without par value, an unlimited number of first preferred shares without par value, and an unlimited number second preferred shares without par value of which, as of the close of business on August 12, 2021, 51,980,061 Common Shares were outstanding as fully paid and non-assessable shares of the Company, no first preferred shares were outstanding, and no second preferred shares were outstanding. Such authorized capital of the Company conforms in all material respects to the descriptions thereof contained in the Prospectus;

(j)            Offered Shares Validly Issued. The Shares to be issued and sold as hereinbefore described have been duly and validly authorized for issuance and upon issuance, delivery and payment therefor, will be validly issued. The Shares will not be issued in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(k)            Corporate Actions. All necessary corporate action has been taken by the Company so as to: (i) authorize the execution, delivery and performance of this Agreement; and (ii) validly issue the Shares as fully paid and non-assessable Common Shares;

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(l)            Valid and Binding Documents. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been authorized by all necessary corporate action of the Company and upon the execution and delivery thereof it shall constitute valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitations Act (British Columbia);

(m)            No Default or Breach. Except where such breach, default, violation or conflict would not reasonably be expected to have a Material Adverse Effect, the Company is not in breach or default of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, and the issue and sale of the Shares, do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company, including Applicable Securities Laws and the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”); (B) the constating documents, notice of articles, articles or resolutions of the Company which are in effect at the date of hereof; (C) any Debt Instrument, contract, commitment, agreement, instrument, lease or other document (written or oral) (each, a “Material Agreement”), to which the Company or the Subsidiaries are a party and which is material to the Company and the Subsidiaries on a consolidated basis, including but not limited to, the agreements entered into: (i) between the Company, Idaho Gold Resources Company, LLC (“Idaho Gold”), and Paulson dated March 17, 2020; and (ii) between the Company and Barrick Gold Corporation dated May 16, 2018, as amended March 24, 2019 and May 24, 2019 (collectively, the “Participation Agreements”); or (D) any judgment, decree or order binding the Company or the properties or assets of the Company.

As used herein, “Applicable Securities Laws” means collectively, the applicable securities laws in each of the jurisdictions in which the Shares are offered or sold, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments issued by the securities regulators thereunder and the securities legislation of and published policies issued by each other relevant jurisdiction and all applicable rules and policies of the TSX and Nasdaq Stock Market LLC (“Nasdaq”). As used herein, “Debt Instrument” means any note, loan, bond, debenture, indenture, promissory note, credit facility, or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or the Subsidiaries are a party or to which their property or assets are otherwise bound, including but not limited to the Convertible Notes (as defined below);

(n)            FINRA Exemption. To enable the Underwriters to rely on Rule 5110(h)(1)(C) of FINRA, the Company represents that the Company has (i) a reporting history of 36 calendar months immediately preceding the filing of the Registration Statement and (ii) at least $150 million aggregate market value of voting stock held by non-affiliates; or alternatively the aggregate market value of the voting stock held by non-affiliates of the Company is $100 million or more and the Company has had an annual trading volume of such stock of three million shares or more.

(o)            No Restrictions to Compete. The Company is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company to compete in any line of business, transfer or move any of its assets or operations.

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(p)            Material Agreements. With respect to the Material Agreements: (i) all of the Material Agreements are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof; (ii) the Company and the Subsidiaries have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all terms, conditions and covenants contained in each Material Agreement that could have a material impact on the Company or its Subsidiaries; and (iii) to the knowledge of the Company, no other party is in breach, violation or default of any term under any Material Agreement;

(q)            Convertible Notes. With respect to the senior unsecured convertible notes issued by Idaho Gold on March 17, 2016 (the “Convertible Notes”): (i) the Company and Idaho Gold have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all terms, conditions and covenants contained in each of the Convertible Notes; (ii) each of the Company and Idaho Gold does not reasonably expect to fail to perform any material obligations (including payment obligations) under the Convertible Notes, and expects to remain in compliance with all terms, conditions and covenants contained in each of the Convertible Notes; and (iii) the entering into of this Agreement will not trigger any event of default or similar provisions in respect of any of the Convertible Notes;

(r)            Material Compliance with Laws. Each of the Company and the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carry on business to enable their business to be carried on as now conducted and proposed to be conducted and its properties and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid, subsisting and in good standing and, other than as disclosed in the Public Disclosure Documents, it has not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have a Material Adverse Effect and will, at the Closing Date and any Option Closing Date, be valid, subsisting and in good standing;

(s)            Necessary Consents and Approvals. At the Closing Date and any Option Closing Date, all consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for the execution and delivery of this Agreement the issuance, sale and delivery of the Offered Shares, and the consummation of the transactions contemplated hereby shall have been made or obtained, as applicable, other than such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws in connection therewith;

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(t)            Financial Statements. The audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020 of the Company (the “Financial Statements”) (i) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis throughout the periods involved or as noted therein, and comply as to form in all material respects with applicable accounting requirements of Canadian Securities Laws, (ii) are, in all material respects, consistent with the books and records of the Company, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Company for the periods covered thereby, (iv) present fairly, in all material respects, the financial conditions of the Company as at the date thereof, on a consolidated basis, and the results of its operations and the changes in its financial position for the periods then ended, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, and (vi) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively;

(u)            Off-Balance Sheet Arrangements and Liabilities. There are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company which are required to be disclosed and are not disclosed or reflected in the Financial Statements and the Company does not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements;

(v)            Accounting Policies. There has been no change in accounting policies or practices of the Company since December 31, 2020, other than as required by IFRS and as disclosed in the Financial Statements;

(w)            Accounting Controls. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that in all material respects: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with applicable generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company maintains disclosure controls and procedures and internal control over financial reporting on a consolidated basis as those terms are defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, and as at December 31, 2020, such controls were effective. Since the end of the Company’s most recent audited fiscal year, (A) the Company is not aware of (1) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of the Company and each of its Subsidiaries to record, process, summarize and report financial data, or any material weakness in the Company’s internal control over financial reporting (whether or not remediated) or , or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company and each of its Subsidiaries, and (B) there has been no change in the Company’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting;

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(x)            Independent Auditors. The auditors of the Company who audited the Financial Statements, as applicable, are independent public accountants as required by Canadian Securities Laws and there has not been any “reportable event” (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)) with respect to the present auditors of the Company;

(y)            Labor and Employment Matters. No material labor dispute, complaint, grievance or other conflict with the employees of the Company or the Subsidiaries currently exists or is pending, or to the knowledge of the Company is threatened or pending. No union representation question exists respecting the employees of the Company or the Subsidiaries and no collective bargaining agreement is in place or currently being negotiated by the Company or the Subsidiaries. The Company and Subsidiaries are currently in material compliance with all laws and regulations respecting employment and employment practices, workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim;

(z)            No Material Changes. Since December 31, 2020, except as disclosed in the Public Disclosure Documents: (i) there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries on a consolidated basis; (ii) there has not been any material change in the capital stock or long-term debt of the Company and its Subsidiaries on a consolidated basis; (iii) the Company and each Subsidiary has carried on its business in the ordinary course;

(aa)          Purchases and Sales. The Company has not approved, is not contemplating and has not entered into any agreement in respect of, nor has any knowledge of (in the case of proposed or planned dispositions of shares by any shareholder, shall refer to actual knowledge without independent investigation): (i) the purchase of any material property or assets or any interest therein or the sale, transfer or disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; (ii) the change of control, by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or otherwise, of the Company or its Subsidiaries; or (iii) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company;

(bb)          Significant Acquisitions. The Company has not completed any “significant acquisition” or “significant disposition”, nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents (as defined below) pursuant to Canadian Securities Laws;

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(cc)          Material Properties and Mining Rights. The Stibnite Gold Project (the “Stibnite Gold Project”) located in central Idaho, United States comprised of the mineral concessions described in the technical report titled “Stibnite Gold Project, Feasibility Study Technical Report, Valley County, Idaho ” effective December 22, 2020, issued on January 27, 2021, and prepared by Richard K. Zimmerman, R.G., SME-RM, Art Ibrado, P.E., Grenvil M. Dunn, C.Eng., Garth D. Kirkham, P. Geo., Christopher J. Martin, C.Eng., Peter E. Kowalewski, P.E., Chris J. Roos, P.E. and Scott Rosenthal, P.E. (the “FS Technical Report”) is the only mining project which the Company directly or indirectly owns and: (i) the Company and the Subsidiaries are the absolute legal and beneficial owners of and have good and marketable title to all of the material assets of the Company and the Subsidiaries, including the Stibnite Gold Project and all of Mining Rights thereof, all of which are valid and in good standing, free of encumbrances, except for the Permitted Encumbrances and as disclosed in the Public Disclosure Documents. Except as disclosed in the Public Disclosure Documents, no other Mining Rights are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and the Company knows of no claim or basis for any claim that would have a Material Adverse Effect on the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such Mining Rights. Except as disclosed in the Public Disclosure Documents, the Company and the Subsidiaries have no responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the Mining Rights thereof; (ii) the Company and the Subsidiaries hold the Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Subsidiaries to access, explore the mineral deposits relating thereto as are appropriate in view of their respective rights and interests therein; all such Mining Rights have been validly located and, to the best of the Company’s knowledge after having made due investigation, recorded by the applicable regulatory authorities in accordance with all applicable laws and are valid, in full force and effect, enforceable in accordance with their respective terms and neither the Company nor any Subsidiary is in default of any of the material provisions of any such agreements, including failure to fulfill any payment or work obligation thereunder, nor has any such default been alleged; (iii) there are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed exploration, evaluation and maintenance of the Stibnite Gold Project; (iv) neither the Company nor any Subsidiary has received written notice of any claims for construction liens or other liens, charges, encumbrances, security interests or adverse claims with respect to work or services performed or materials supplied to, on or in connection with the Stibnite Gold Project other than liens or encumbrances imposed in the ordinary course of business and the Permitted Encumbrances; (v) all rentals, payment and obligations (including but not limited to maintenance for the Mining Rights), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Stibnite Gold Project have been properly and timely paid; and (vi) except as disclosed in the Public Disclosure Documents, all: (A) mines and mining related activities where the Company or any of the Subsidiaries is operator have been explored, developed and operated in accordance with good mining practices and in compliance in all material respects with all applicable laws during such time as the Company or any of its Subsidiaries was operator; and (B) mines located in or on the lands of the Company or any of the Subsidiaries or lands pooled or unitized therewith, which have been abandoned by the Company or a Subsidiary have in all material respects been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable laws.

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As used herein, “Mining Rights” means all prospecting, exploration, development, ingress, egress, access and surface rights, mining and mineral rights, concessions, claims, licenses, leases, permits, consents, approvals and authorizations in respect of the Stibnite Gold Project. As used herein, “Permitted Encumbrances” means (i) the continuing security interest and first priority lien on collateral, evidenced by a mortgage and the recording of a royalty deed and memorandum of royalty agreement granted in connection with the royalty agreement dated as of May 7, 2013, as amended, among the Company, certain of its subsidiaries and Franco-Nevada Idaho Corporation (the “FNV Royalty Agreement”), (ii) the guarantee under a USDA Forest Service Reclamation Performance Bond of US$169,000 related to Midas Gold Idaho, Inc.'s exploration operating plan in the Payette National Forest, (iii) any Permitted Encumbrance (as such term is defined in the FNV Royalty Agreement), (iv) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (v) mechanics', carriers', workers', repairers' and similar liens arising or incurred in the ordinary course of business for amounts not yet due or the validity of which is being contested in good faith by appropriate proceedings, and that do not, and would not, have a Material Adverse Effect on exploration, mine development and operation of the Stibnite Gold Project, (vi) environmental regulations by any Governmental Authority, (vii) title of a lessor under a capital or operating lease, (viii) terms and conditions of the amended and restated option agreement dated as of December 1, 2016 between Stibnite Gold Company and JJO, LLC pursuant to which Stibnite Gold Company is entitled to acquire 100% ownership of the Cinnabar claims (the “Option Agreement”), (ix) such liens, imperfections in title, charges, easements, restrictions, encumbrances or other matters that are due to zoning or subdivision, entitlement and other land use laws or regulations, (x) any set of facts an accurate up-to-date survey would show, provided, however, that such facts do not have a Material Adverse Effect on the exploration, mine development and operation of the Stibnite Gold Project in the ordinary course of business, and (xi) security interests granted in connection with statutory obligations or otherwise in favor of a public authority. As used herein, “Governmental Authority” means and includes, without limitation, any national, federal, government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

(dd)          No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or the Subsidiaries) threatened against or affecting or, to the knowledge of the Company, pending against the Company or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, except as disclosed in the Public Disclosure Documents. The Company is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will have a Material Adverse Effect;

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(ee)          Possession of Permits and Authorizations. The Company and the Subsidiaries: (i) have all material permits, certificates, licenses, approvals, consents and other authorizations (collectively, the “Permits”) issued by the appropriate federal, provincial, regional, state, local or foreign regulatory agencies or bodies necessary to carry on the business of the Company and the Subsidiaries as it is currently conducted and all of the Permits issued to date are valid and in full force and effect; (ii) expect any additional Permits that are required to carry out the Company’s and the Subsidiaries’ planned business activities will be obtained in the ordinary course and in accordance with the timing as disclosed in the Public Disclosure Documents, subject to the risks and uncertainties concerning potential delays as set out in the Public Disclosure Documents; (iii) are, and will be, in compliance with the terms and conditions of all Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect; and; (iv) have not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted;

(ff)          Intellectual Property. Except as disclosed or incorporated by reference into the Time of Sale Prospectus or the Prospectus or as would not reasonably be expected to result in a Material Adverse Effect, the Company and the Subsidiaries own or possess, or can acquire on reasonable terms, all licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names, patents and patent rights (collectively “Intellectual Property”) material to carrying on their businesses as described in the Prospectus, and neither the Company nor any Subsidiary has received any correspondence relating to any Intellectual Property or notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property which would render any Intellectual Property invalid or inadequate to protect the interest of the Company and the Subsidiaries and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(gg)          Insurance. The Company and the Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all respects and not in default. Each of the Company and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Company nor any of the Subsidiaries has failed to promptly give any notice of any material claim thereunder;

(hh)          Taxes. (i) All material taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid; (ii) all material tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading; and (iii) to the knowledge of the Company, no material examination of any tax return of the Company or the Subsidiaries is currently in progress and there are no material issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or the Subsidiaries;

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(ii)            Leased Premises. With respect to each of the premises which are material to the Company and which the Company occupies as a tenant (the “Leased Premises”), the Company and the Subsidiaries occupy the Leased Premises and each has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company and the Subsidiaries occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

(jj)          No Asset Impairment. The Company has undertaken an asset analysis in respect of the Stibnite Gold Project, including all estimates of the mineral resources and mineral reserves reported thereon and has not found any material asset impairment and does not anticipate making any write downs in respect of the Stibnite Gold Project, or any parts thereof;

(kk)          Environmental Matters. With respect to the Stibnite Gold Project, other than in respect of the Nez Perce Tribe litigation and as disclosed in the Public Disclosure Documents: (i) there has not been a material breach of any applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”); (ii) all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business currently carried on by the Company and the Subsidiaries have been obtained or have been applied for and the Company expects a Final Environmental Impact Statement and the issuance of a Record of Decision as well as any additional Environmental Permits that are required to carry out the planned business activities on the Stibnite Gold Project to be obtained in the ordinary course and in accordance with the timing as disclosed in the Public Disclosure Documents and subject to the risks and uncertainties stated therein, and each Environmental Permit is valid, subsisting and in good standing and there are no material defaults or breaches of any Environmental Permits and no proceeding has been threatened, or to the knowledge of the Company, is pending to revoke or limit any Environmental Permit; (iii) there has not been any material breach of Environmental Laws and Environmental Permits, on any property or facility owned or leased or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance, and no conditions exist at, on or under any property now or previously owned, operated or leased which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Laws, individually or in the aggregate, that has or may reasonably be expected to have a Material Adverse Effect; (iv) there have been no material claims, complaints, notices of, or prosecutions for an offence alleging, non-compliance with any Environmental Laws, and there have been no settlements of any allegation of non-compliance short of prosecution and there are no orders or directions relating to environmental matters including reclamation requiring any material work, repairs, construction or capital expenditures to be made or any notice of same; (v) except as ordinarily or customarily required by applicable permit, no notice has been received by the Company or its Subsidiaries, and to the knowledge of the Company, no notice has been issued alleging or stating that any party is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws; (vi) all mining related activities, exploration, reclamation, development and other actions and operations have been conducted by the Company and the Subsidiaries in all material respects in accordance with good mining, exploration and engineering practices and all applicable laws including material workers’ compensation and health and safety and workplace laws, mining laws, regulations and policies; (vii) there are no ongoing environmental liabilities, claims, or disputes related to historical mining activities on the Stibnite Gold Project; (viii) the Company and the Subsidiaries did not cause the current water quality issues at the Stibnite Gold Project; the Company has never conducted any mining operations at site and therefore has no control or responsibility for any pollutant discharges. The Company’s actions have been limited to studying current conditions in the district, evaluating the optimal solutions for remediation and restoration and presenting those solutions to the regulators responsible for the site; (ix) except as disclosed in the Public Disclosure Documents, there are no reclamation bonds related to the Stibnite Gold Project; and (x) other than ongoing studies in connection with the permitting process currently being undertaken by the Company, there are no material ongoing environmental audits, evaluations, assessments, studies or tests being conducted except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course;

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(ll)          Aboriginal or Native Claims. Other than in respect of the Nez Perce Tribe or otherwise publicly disclosed: (i) there are no claims or actions with respect to aboriginal or native rights currently threatened or, to the knowledge of the Company, after due enquiry, pending with respect to the Stibnite Gold Project; (ii) the Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the Stibnite Gold Project; and (iii) no material dispute in respect of the Stibnite Gold Project with any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect to the Stibnite Gold Project or any activities thereon;

(mm)          Community Relationships. The Company and the Subsidiaries maintain good relationships with the communities and persons affected by or located on the Stibnite Gold Project in all material respects, and there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Stibnite Gold Project, and the Company and the Subsidiaries do not anticipate any material issues or liabilities to arise that would adversely affect the ability to explore, develop and operate the Stibnite Gold Project;

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(nn)          Government Relationships. The Company and the Subsidiaries maintain a good working relationship with all Governmental Authorities in the jurisdictions in which the Stibnite Gold Project is located, or in which such parties otherwise carry on their business or operations. All such government relationships are intact and mutually cooperative and, to the knowledge of the Company, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Subsidiaries from conducting its business and all activities in connection with the Stibnite Gold Project as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Authorities;

(oo)            No Expropriation. No part of the Stibnite Gold Project, Mining Rights or Permits have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings;

(pp)          No Work Stoppage or Interruptions. There has not been in the last two years and there is not currently any actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which could materially adversely affect the ability to explore, develop and operate the Stibnite Gold Project;

(qq)          Technical Reports. The Company is in compliance with the provisions of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and has filed all technical reports in respect of the Stibnite Gold Project required thereby, which technical reports remain current as at the date hereof and comply in all material respects with the requirements of NI 43-101 and there is no new material scientific or technical information concerning the Stibnite Gold Project that would require a new technical report in respect thereof to be issued under NI 43-101 (including, but not limited to, in respect of the FS Technical Report). The estimates of the mineral resources and mineral reserves of the Stibnite Gold Project as disclosed by the Company and as provided for in the FS Technical Report have been prepared in accordance with Canadian industry standards set forth in NI 43-101, and the method of estimating the mineral resources and mineral reserves has been verified by mining experts who are “qualified persons” (within the meaning of NI 43-101) and the information upon which the estimates of mineral resources and mineral reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof;

(rr)          Scientific and Technical Projections. To the knowledge of the Company, the projected capital and operating costs and projected production and operating results relating to the Stibnite Gold Project, as summarized in the FS Technical Report and in the Prospectus are reasonable by the Company in all material respects subject to the risks and uncertainties stated therein;

(ss)          Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws;

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(tt)          Material Accruals. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Subsidiaries;

(uu)          Lock-Up Agreements. The Company has obtained for the benefit of the Underwriters the agreement (a “Lock-Up Agreement”), in the form set forth as Exhibit A hereto, of each of its directors and “officers” (within the meaning of Rule 16a-1(f) under the Exchange Act);

(vv)          Anti-Bribery and Anti-Corruption Laws. Neither the Company nor the Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to (1) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (2) any salaried political party official, elected member of political office or candidate for political office, or (3) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses (each, a “Government Official”), whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor the Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of foregoing, has (1) conducted or initiated any review, audit, or internal investigation that concluded the Company or the Subsidiaries, or a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (2) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws;

(ww)          Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or to the Company’s knowledge, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002, as amended, with which any of them is required to comply, including Section 402 related to loans;

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(xx)            No Registration Rights. Except as disclosed or incorporated by reference into the Time of Sale Prospectus or the Prospectus, there are no contracts, agreements or understandings between the Company and any “person” (which term shall, throughout this Agreement, also refer to entities) granting such person the right to require the Company to file a registration statement under the U.S. Securities Act or a prospectus under Canadian Securities Laws, as applicable, with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement or qualified pursuant to the Canadian Final Prospectus;

(yy)          Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Shares as contemplated herein and the application of the net proceeds therefrom as described in the Time of Sale Prospectus, will not be registered or required to be registered as an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(zz)          Offering Materials; Stabilization and Manipulation. The Company has not distributed and, prior to the later to occur of the Closing Date (as defined in Section 3 hereof) and completion of distribution of the Shares, will not distribute any offering materials in connection with the offering and sale of the Shares, other than the Time of Sale Information, the Prospectus and, subject to compliance with Section 5 hereof, any Issuer Free Writing Prospectus and any marketing materials (as defined under Canadian Securities Laws); and the Company has not taken and will not take, directly or indirectly, any action designed to cause or result in, or which constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares;

(aaa)          Data. Any statistical and market and industry-related data included in the Registration Statement, the Time of Sale Prospectus or the Prospectus is based on or derived from sources which the Company believes to be reliable and accurate and all such data included in the Registration Statement, the Time of Sale Prospectus or the Prospectus accurately reflects the materials upon which it is based or from which it was derived;

(bbb)          Anti-Money Laundering Laws. The operations of the Company and the Subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including, without limitation, the applicable anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

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(ccc)          (i)          Sanctions. Neither of the Company nor any of the Subsidiaries (collectively, the “Entity”), nor to the knowledge of the Entity, any director, executive officer, employee, agent or representative of the Entity acting on the Entity’s behalf, is a person that is, or is owned or controlled by a person that is:

(A)            the subject of any sanctions administered or enforced by the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), or

(B)            located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria and Venezuela), except to the extent permitted by OFAC.

(ii)            The Entity will not, directly or indirectly, use the proceeds of the offering of the Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person:

(A)            for the purpose of funding or facilitating any activities or business of or with any person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions, except to the extent permitted by OFAC; or

(B)            in any other manner that will result in a violation of Sanctions by any person solely as a result of the Company making such proceeds from the offering available to any such person.

(iii)            For the past five (5) years, the Entity has not knowingly engaged in, and is not now knowingly engaged in, any dealings or transactions with any person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(ddd)          Prospectus Eligibility. The Company is eligible to file a short form prospectus with each of the Applicable Canadian Securities Commissions pursuant to Canadian Securities Laws and on the date of and upon filing of the Prospectus Supplement there will be no documents required to be filed under applicable Canadian Securities Laws in connection with the Offering that will not have been filed as required;

(eee)          Forward-Looking Information. With respect to forward-looking information contained in the Offering Documents: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information; and (iii) the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated;

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(fff)          Continuous Disclosure. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material change that has occurred since December 31, 2020, which has not been publicly disclosed. The information and statements in the Public Disclosure Documents were true and correct in all material respects as of the respective dates of such information and statements and at the time any such documents were filed on SEDAR and, except as may have been corrected by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading. The Company has not filed any confidential material change reports which remain confidential as at the date hereof. To the knowledge of the Company, there are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part 16.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (British Columbia) and analogous provisions under the other Applicable Canadian Securities Commissions.

(ggg)          Transfer Agent. Computershare Investor Services Inc. (the “Transfer Agent”) at its principal office in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in respect of the Common Shares;

(hhh)          Stock Exchange Listing, Filings and Fees. The currently issued and outstanding Common Shares are listed and posted for trading on the TSX and Nasdaq and the Company will apply to list the Shares on the TSX and the Nasdaq. The Company is currently in compliance with the rules and regulations of the TSX and the Nasdaq and all material filings and fees required to be made and paid by the Company pursuant to Applicable Securities Laws and general corporate law have been made and paid;

(iii)            No Cease Trade or Action to Delist. No order ceasing or suspending trading in the securities of the Company or prohibiting the sale of the Shares has been issued and no proceedings for such purpose has been threatened or, to the knowledge of the Company, are pending. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or the Nasdaq;

(jjj)          Absence of Rights. Other than as disclosed in Schedule VI to this Agreement and in respect of the Participation Agreements and to the offering and sale of the Shares as contemplated herein (the “Offering”), no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company;

(kkk)          Dividends. There is not, in the constating documents, notice of articles, articles or in any other Material Agreement, or other instrument or document to which the Company is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or the payment of dividends by the Company to the holders of the Common Shares;

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(lll)          Reporting Issuer Status. The Company is a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Applicable Canadian Securities Commissions and in particular, without limiting the foregoing, the Company has at all times complied in all material respects with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Applicable Canadian Securities Commissions;

(mmm)          No Voting Agreements. The Company is not a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or its Subsidiaries;

(nnn)          Qualified Investments for Trusts. Subject to the qualifications described in the Canadian Final Prospectus, the Shares will be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts;

(ooo)            Minute Books. The minute books, resolutions and records of the Company and the Subsidiaries which the Company has made available to the Underwriters and their counsel Hunton Andrews Kurth LLP in connection with their due diligence investigation of the Company and the Subsidiaries for the period from January 1, 2020 to the date of examination thereof are all of the minute books and all of the records of the Company and the Subsidiaries for such period and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof), and are complete in all material respects;

(ppp)          Fees and Commissions. Other than the Underwriters (or any members of its Selling Firm (as hereinafter defined)) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering;

(qqq)          Related Parties. Other than certain parties to the Participation Agreements, none of the current directors, officers or employees of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Company which, as the case may be, materially affected, is material to or is reasonably expected to materially affect the Company and the Subsidiaries on a consolidated basis;

(rrr)          No Loans. The Company is not a party to any Debt Instrument or has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” with the Company;

(sss)          Directors and Officers. None of the current or proposed directors or officers of the Company are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

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(ttt)          Shareholder Approvals. There is no requirement under any agreement or applicable laws (including Applicable Securities Laws) or otherwise, for the Company to obtain the approval of its shareholders to complete the Offering;

(uuu)          Entitlement to Proceeds. Other than the Company (and the Underwriters in respect of the Underwriters’ commission and expenses), there is no person that is or will be entitled to the proceeds of the Offering under the terms of any Material Agreement, or other instrument or document (written or unwritten); and

(vvv)          Full Disclosure. All information which has been prepared by the Company relating to the Company, the Subsidiaries and their businesses, properties and liabilities and provided to the Underwriters including all financial, marketing, sales, operational information, as well as disclosure and information relating to the construction and development of the Stibnite Gold Project provided to the Underwriters is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading.

Any certificate signed by any officer of the Company delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

2.            Subject to the terms and conditions herein set forth, (a) the Company agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price per share of US$4.96125, reflecting a cash fee payable to the Underwriters equal to 5.5% of the aggregate gross proceeds of sales of the Firm Shares (the “Firm Purchase Price”), the number of Firm Shares (to be adjusted by you so as to eliminate fractional shares) determined by multiplying the aggregate number of Firm Shares to be sold by the Company hereunder by a fraction, the numerator of which is the aggregate number of Firm Shares to be purchased by such Underwriter as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the aggregate number of Firm Shares to be purchased by all of the Underwriters from the Company hereunder, (b) the Company agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price per share of US$5.10563, reflecting a cash fee payable to the Underwriters equal to 2.75% of the aggregate gross proceeds of sales of the Paulson Shares (the “Paulson Purchase Price”), the number of Paulson Shares (to be adjusted by you so as to eliminate fractional shares) determined by multiplying the number of Paulson Shares by the fraction set forth in clause (a) above, and (c) in the event and to the extent that the Underwriters shall exercise the election to purchase Option Shares as provided below, the Company agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at the Firm Purchase Price, the number of Option Shares (to be adjusted by you so as to eliminate fractional shares) determined by multiplying the number of Option Shares as to which such election shall have been exercised by the fraction set forth in clause (a) above.

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The Company hereby grants to the Underwriters the right to purchase, at their election, the Option Shares, at the Firm Purchase Price. The Underwriters may exercise their option to acquire Option Shares in whole or in part from time to time only by written notice from the Underwriters to the Company, given within a period of up to 30 calendar days after the Closing Date and setting forth the aggregate number of Option Shares to be purchased and the date on which such Option Shares are to be delivered, as determined by the Underwriters but in no event earlier than the Closing Date or, unless the Underwriters and the Company otherwise agree in writing, earlier than two or later than ten business days after the date of such notice. For purposes of this Agreement, “business day” shall mean any day on which the TSX, the Nasdaq or commercial banks in the City of New York or the City of Toronto are open for business.

3.            The Company will deliver the Firm Shares and the Paulson Shares to the Underwriters through the facilities of CDS Clearing and Depository Services Inc. or its nominee or Depository Trust Company (“DTC”), unless otherwise directed by the Underwriters, for the accounts of the Underwriters, against payment therefor in Federal or other same day funds immediately available by a wire transfer to a bank account reasonably acceptable to the Company and the Underwriters at 10:00 A.M., New York time, on August 17, 2021, or at such other time not later than seven full business days thereafter as the Underwriters and the Company shall agree to in writing, such time being herein referred to as the “Closing Date”. For purposes of Rule 15c6-1 under the Exchange Act, the Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Firm Shares and the Paulson Shares.

Each time for the delivery of and payment for the Option Shares, being herein referred to as an “Option Closing Date”, which may be the Closing Date, shall be determined by the Underwriters as provided above. The Company will deliver the Option Shares being purchased on each Option Closing Date to the Underwriters through the facilities of DTC, unless otherwise directed by the Underwriters, for the accounts of the Underwriters, against payment of the Firm Purchase Price therefor in Federal or other same day funds immediately available by a wire transfer to a bank account reasonably acceptable to the Company and the Underwriters at 10:00 A.M., New York time on the applicable Option Closing Date.

The Firm Shares, the Paulson Shares and the Option Shares shall be registered in such names and in such denominations as the Underwriters shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares, the Paulson Shares and the Option Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the Underwriters, against payment therefor of the Firm Purchase Price or the Paulson Purchase Price, as applicable.

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4.            The Company covenants and agrees with each of the Underwriters as follows:

(a)            The Company, subject to Section 4(b), will notify the Underwriters immediately, and confirm the notice in writing, until completion of the distribution of the Shares as contemplated in this Agreement and in the Prospectus, (i) when any post-effective amendment to the Canadian Final Prospectus shall become effective, or any supplement to the Prospectus or any amended prospectus shall have been filed, to furnish the Underwriters with copies thereof, and to file promptly all material required to be filed by the Company with the BCSC, (ii) of the receipt of any comments from the BCSC, (iii) of any request by the BCSC for any amendment to the Canadian Final Prospectus or any amendment or supplement to the Prospectus or for additional information, and (iv) of the issuance by the BCSC of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any Preliminary Prospectus or Prospectus, or of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes. The Company will promptly effect the filings necessary pursuant to General Instruction II.L of Form F-10 and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing pursuant thereto was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus.

(b)            Until completion of the distribution of the Shares as contemplated in this Agreement and in the Prospectus, the Company will give the Underwriters notice of its intention to file any amendment to the Registration Statement, or with respect to any amendment, supplement or revision to the Time of Sale Prospectus or Prospectus, or any Issuer Free Writing Prospectus, will furnish the Underwriters with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Underwriters or counsel for the Underwriters shall reasonably object.

(c)            Promptly to furnish such information or to take such action as the Underwriters may reasonably request and otherwise to qualify the Shares for offering and sale under the securities or “blue sky” laws of such U.S. states and other jurisdictions as the Underwriters may reasonably request, and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Shares; provided, however, that the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(d)            The Company will deliver or make available to the Underwriters and to counsel for the Underwriters, upon request and without charge, three (3) signed copies of the Canadian Final Prospectus, the Registration Statement and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein), and to each other Underwriter a copy of the Canadian Final Prospectus and the Registration Statement (each without exhibits thereto).

(e)            The Company has delivered to each Underwriter, without charge, as many written and electronic copies of each Preliminary Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the U.S. Securities Act and Canadian Securities Laws. The Company will furnish to each Underwriter, without charge, during the period when the Prospectus is required to be delivered in connection with sales of the Shares under Canadian Securities Laws, the U.S. Securities Act or the Exchange Act or in lieu thereof, the notice referred to in Rule 173(a) under the U.S. Securities Act, such number of written and electronic copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed on SEDAR or with the Commission pursuant to EDGAR, as applicable, and except to the extent permitted by Regulation S-T.

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(f)            The Company will comply with Canadian Securities Laws, the U.S. Securities Act and the rules and regulations of the Commission thereunder so as to permit the completion of the distribution of the Shares as contemplated in this Agreement and in the Prospectus. If at any time when, in the opinion of counsel for the Underwriters, a prospectus is required to be delivered in connection with sales of the Shares under the U.S. Securities Act or the Exchange Act (or in lieu thereof, the notice referred to in Rule 173(a) under the U.S. Securities Act), as applicable, and the rules and regulations promulgated thereunder, or the Canadian Securities Laws, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it (or in lieu thereof, the notice referred to in Rule 173(a) under the U.S. Securities Act) is delivered to a purchaser, or if, it shall be necessary, in the opinion of either such counsel to amend the Registration Statement or amend or supplement the Prospectus in order to comply with applicable laws, the Company will promptly prepare and file with the Commission and the Applicable Canadian Securities Commissions, as applicable, subject to Section 4(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of written and electronic copies of such amendment or supplement as the Underwriters may reasonably request. The Company will provide the Underwriters with notice of the occurrence of any event during the period specified above that may give rise to the need to amend or supplement the Registration Statement or the Prospectus as provided in the preceding sentence promptly after the occurrence of such event.

(g)            The Company will prepare the Canadian Final Prospectus in accordance with the Shelf Procedures in a form approved by the Underwriters acting reasonably, and will file the Canadian Final Prospectus with the BCSC as soon as possible but not later than 12:00 p.m. Eastern Time on the business day next succeeding the date of this Agreement.

(h)            The Company will use the net proceeds received by it from the sale of the Shares in the manner specified in the Time of Sale Prospectus under the heading “Use of Proceeds”.

(i)            The Company will use its commercially reasonable efforts to effect and maintain the listing of the Common Shares (including the Shares) on the Nasdaq and the TSX.

(j)            During a period beginning on the date hereof and ending ninety (90) days after the date of the Prospectus, the Company will not, without the prior written consent of the Underwriters, (i) offer, pledge, sell, contract to sell, file to sell (including with any Applicable Canadian Securities Commission), sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, other than in conjunction with:

(i)            the Shares to be sold hereunder;

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(ii)            the grant or exercise of stock options, restricted share units, deferred share units, performance share units and other similar issuances pursuant to the Company's omnibus equity incentive plan, stock option plan and other stock-based compensation arrangements including, for greater certainty the sale of any Common Shares issued thereunder; or

(iii)            the exercise or conversion of outstanding convertible securities including outstanding warrants and convertible notes.

(k)            During the period when the Prospectus is required to be delivered in connection with sales of the Shares under the U.S. Securities Act or the Exchange Act (or in lieu thereof, the notice referred to in Rule 173(a) under the U.S. Securities Act), the Company will file with the Commission such information on Form 6-K as may be required under the U.S. Securities Act.

(l)            The Company represents and agrees that, without the prior consent of the Underwriters, it has not made and will not make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the U.S. Securities Act; each Underwriter represents and agrees that, without the prior consent of the Company and the Underwriters, it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus; and any such free writing prospectus the use of which has been consented to by the Company and the Underwriters is listed on Schedule II hereto.

(m)            The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus through the completion of distribution of the Shares, any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Time of Sale Information or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Underwriters and, if requested by the Underwriters, will prepare and furnish without charge to each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that this representation and warranty shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in strict conformity with information furnished in writing to the Company by an Underwriter expressly for use therein.

(n)            The Company will fulfill to the satisfaction of the Underwriters, acting reasonably, all legal requirements to be fulfilled by it to enable the Shares to be offered for sale and sold to the public in Canada by or through the Selling Firms who comply with all applicable Canadian Securities Laws in each of the provinces of Canada.

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(o)            The Company will fulfill all legal requirements to permit the distribution of the Shares in each of the Canadian Qualifying Jurisdictions as soon as possible but in any event not later than the Closing Date; such fulfillment shall include, without limiting the generality of the foregoing, reasonable commercial efforts to file the Canadian Final Prospectus (with such changes from the Canadian Preliminary Prospectus as the Company and the Underwriters may approve, such approval to be evidenced by the signing of the Canadian Final Prospectus by the Company and the Underwriters who are legally able to sign a prospectus under Canadian Securities Laws) in each of the Canadian Qualifying Jurisdictions with the Applicable Canadian Securities Commissions under the Canadian Securities Laws; and the Company shall elect to use and shall comply in all respects with the procedures provided for under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions among the securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada (the “Passport Procedures”).

(p)            Until the distribution of the Shares has been completed, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Shares.

(q)            The Company will cooperate with any reasonable due diligence review conducted by the Underwriters in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as the Underwriters may reasonably request.

(r)            The Company will comply with the Securities Act (British Columbia) and with the other comparable provisions of the Canadian Securities Laws, if any, in each of the Canadian Qualifying Jurisdictions and, during the period commencing on the date of this Agreement and ending on the earlier of (i) the date on which the distribution of the Shares has been completed and (ii) thirty (30) days after the Closing Date (the “period of distribution of the Shares”), will promptly inform the Underwriters in writing of the full particulars of:

i.	any material change (whether actual, anticipated, contemplated or threatened) in assets, liabilities (contingent or otherwise), financial condition, properties, business, affairs, operations, results of operations, income, cash flow or capital of the Company and the Subsidiaries, taken as a whole;

ii.	any occurrence of a material fact or the discovery of an existing material fact (as defined under applicable Canadian Securities Laws) which, in any such case, is, or may be, of such nature as to: (i) render the Canadian Preliminary Prospectus and the Canadian Final Prospectus untrue, false or misleading in a material respect; (ii) result in a misrepresentation contained in the Canadian Preliminary Prospectus and the Canadian Final Prospectus; or (iii) result in the Canadian Preliminary Prospectus and the Canadian Final Prospectus not complying with Canadian Securities Laws;

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iii.	any change in any material fact contained in or referred to in any part of the Canadian Preliminary Prospectus and the Canadian Final Prospectus; or

iv.	any other event, state of facts or circumstance which is, or may be, or has occurred after the date of this Agreement, of such nature as to render the Canadian Preliminary Prospectus and the Canadian Final Prospectus untrue or misleading in any material respect or which would result in any misrepresentation in the Canadian Preliminary Prospectus and the Canadian Final Prospectus or which would reasonably be expected to have a significant effect on the market price or value of the Shares or Common Shares.

(s)         The Company will, to the satisfaction of the Underwriters and their legal counsel acting reasonably, promptly comply with all applicable filing and other requirements under the Canadian Securities Laws as a result of any change, fact, event or circumstance referred to in Section 4(r).

(t)          The Company will, in good faith, first discuss with the Underwriters any change in circumstances (actual or proposed within the Company’s knowledge) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to Section 4(r) and, in any event, prior to making any filing referred to in this Section 4(t). For greater certainty, it is understood and agreed that if the Underwriters determine during the period of distribution of the Shares, after consultation with the Company, acting reasonably, that a material change or change in a material fact has occurred which makes untrue or misleading any statement of a material fact contained in the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or which may result in a misrepresentation, the Company will prepare and file promptly at the request of the Underwriters any amendment to the Canadian Preliminary Prospectus and the Canadian Final Prospectus (an “Amendment”) which in their opinion, acting reasonably, may be necessary or advisable; and contemporaneously with filing any Amendment under the applicable Canadian Securities Laws, deliver to the Underwriters: (A) a copy of the Amendment, originally signed as required by the Canadian Securities Laws; (B) an originally signed copy of all documents relating to the proposed distribution of the Shares and filed with the Amendment under the applicable Canadian Securities Laws; and (C) such other documents as the Underwriters shall reasonably require.

(u)         During the period of distribution of the Shares, the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of the full particulars of:

i.	any request of any Applicable Canadian Securities Commission, the Commission, the TSX or the Nasdaq for any supplementary or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents or for any additional material information in connection with the sale of the Shares;

ii.	the issuance by any such Applicable Canadian Securities Commission, the Commission, the TSX or the Nasdaq of any cease trading or stop order relating to the Shares or any other securities of the Company or order preventing or suspending the use of the Registration Statement or Prospectus relating to the Shares or the qualification of the Shares for offering or sale, in the United States or Canada; and

iii.	the institution or to its knowledge threat of institution of any proceedings for that purpose or of the receipt by the Company of any material written communication from such Applicable Canadian Securities Commission, the Commission, the TSX or the Nasdaq relating to the Registration Statement or the Prospectus or the offering or sale of Shares.

(v)          During the period of distribution of the Shares, the Company will use all commercially reasonable efforts to prevent the issuance of any such cease trading or stop order or other order and, if issued, to obtain the withdrawal or lifting thereof as soon as possible.

(w)          If, during the distribution of the Shares, any marketing materials (as such term is defined under Canadian Securities Laws) are to be provided to investors in Canada, the Company and the Underwriters, shall approve in writing, prior to the time such marketing materials are provided to potential investors in Canada, such marketing materials shall comply with Canadian Securities Laws. The Company shall deliver and/or file such marketing materials (or a template version thereof) with the Applicable Canadian Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and the Underwriters, in accordance with NI 44-102 and in any event on or before the day such marketing materials are first provided to any potential investor of Shares, and such delivery and/or filing shall constitute the Underwriters’ authority to use such marketing materials in connection with the Offering. The Company shall: (i) redact any comparables from the template version in accordance with National Instrument 44-102 prior to filing such template version with the Applicable Canadian Securities Commissions and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Applicable Canadian Securities Commissions by the Company; or (ii) if applicable, provide a contractual right in accordance with paragraph 9A.5(2)(b) of NI 44-102 containing the language set out in subsection 36A.1(5)  of Form  41-101F1, or words to the same effect, except that the language may specify that the contractual right does not apply to any comparables provided in accordance with subsection 9A.5(3) of NI 44-102.

(x)          The Company, and the Underwriters, on a several basis, covenant and agree:

i.	not to provide any potential investor of Shares in Canada with any marketing materials unless such marketing materials has been delivered and/or filed, as applicable, to the Company with the Applicable Canadian Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Shares;

ii.	not to provide any potential investor with any materials or information in relation to the distribution of the Shares or the Company other than: (i) such marketing materials that have been approved and delivered and/or filed, as applicable, in accordance with Section 4(w); or (ii) the Canadian Preliminary Prospectus, the Canadian Final Prospectus or an Amendment (if applicable); and

iii.	that any marketing materials approved and delivered in accordance with Section 4(w) shall only be provided to potential investors in the provinces of Canada.

5.           Each Underwriter severally covenants with the Company that:

(a)          Without the prior consent of the Company and the Underwriters, it has not made and will not take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of or used or referred to by such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of such Underwriter; any such free writing prospectus the use of which has been consented to by the Company and the Underwriters is listed on Schedule II hereto.

(b)          The Underwriters will be permitted to appoint, at their sole cost and expense, other registered dealers or brokers as their agents to assist in the distribution of the Shares in the provinces of Canada (each, a “Selling Firm” and collectively, the “Selling Firms”). The Underwriters shall, and shall require any Selling Firm to, comply with Canadian Securities Laws in connection with the distribution of the Shares and offer the Shares for sale only in the Canadian Qualifying Jurisdictions directly and through duly appointed Selling Firms upon the terms and conditions set forth in the Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to agree to, offer for sale and sell the Shares only in those jurisdictions where they may be lawfully offered by the Underwriters for sale or sold. Without limiting the generality of the foregoing, no Shares will be offered for sale or sold in any province of Canada by any Canadian Underwriter (as defined below) or any Selling Firm unless such Canadian Underwriter or Selling Firm is duly registered as a dealer under the Canadian Securities Laws of such province in a category that permits the trade. For the purposes of this Section 5, the Underwriters shall be entitled to assume that the Shares are qualified for distribution in each of the Canadian Qualifying Jurisdictions. For the avoidance of doubt, B. Riley Securities, Inc. is not acting as an underwriter of the Shares in any province of Canada and no action on the part of B. Riley Securities, Inc. in its capacity as an underwriter of the offering of Shares in the United States will create any impression or support any conclusion that the firm is acting as a Canadian Underwriter of the Shares in any province of Canada.

(c)          The obligations of the Underwriters under this Agreement are several and not joint and several, and no Underwriter will be liable for an act, omission, default or conduct by any other Underwriter or any Selling Firm appointed by any other Underwriter.

(d)          The Underwriters that are designated as “Canadian Underwriters” on Schedule I hereto (the “Canadian Underwriters”) shall use their commercially reasonable efforts to complete, and to cause each Selling Firm to complete, the distribution of the Shares as promptly as possible after the Closing Date, and shall, and shall cause each Selling Firm to, after the Closing Date, give prompt written notice to the Company when, in the opinion of the Canadian Underwriters, they have completed distribution of the Shares in the Canadian Qualifying Jurisdictions, including providing the Company within 30 days of the Closing Date notice of the total proceeds realized or number of Shares sold in each of the Canadian Qualifying Jurisdictions and any other jurisdiction.

(e)          It reasonably expects, based on the composition of the underwriting syndicate set forth in Schedule I and the proposed allocation of the Firm Shares and the Paulson Shares as among the Underwriters, that the Shares will be sold primarily in the United States.

6.           The Company covenants and agrees with the several Underwriters that, whether or not the transactions contemplated by this Agreement are consummated, the Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the fees, disbursements and expenses of the Company’s counsel, accountants and other advisors; (ii) filing fees and all other expenses in connection with the preparation, printing and filing of the Registration Statement, each Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (iii) the cost of printing or producing this Agreement, closing documents (including any compilations thereof) and such other documents as may be required in connection with the offering, purchase, sale and delivery of the Shares; (iv) all expenses in connection with the qualification of the Shares for offering and sale under state securities laws and Canadian Securities Laws as provided in Section 4(c), including filing fees in connection with such qualification and in connection with the “blue sky” laws; (v) all fees and expenses of the NYSE and the TSX in connection with the offering of Common Shares; (vi) all fees and expenses in connection with the preparation, issuance and delivery of the certificates representing the Shares to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Shares to the Underwriters; (vii) the cost and charges of any transfer agent or registrar; (viii) the transportation and other expenses incurred by the Company in connection with presentations to prospective purchasers of Shares; (ix) the reasonable fees and disbursements of counsel for the Underwriters in connection with the transaction contemplated hereunder; and (x) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. Notwithstanding any of the foregoing to the contrary, the aggregate amount of expense reimbursement by the Company for the reasonable fees and disbursements of counsel for the Underwriters incurred in performance of clause (ix) shall not exceed US$150,000.

7.           The several obligations of the Underwriters hereunder to purchase the Shares on the Closing Date or each Option Closing Date, as the case may be, are subject to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)         The representations and warranties of the Company contained herein are true and correct in all material respects (except as such representations and warranties may be qualified by materiality, which shall be true and correct in all respects) on and as of the Closing Date or the Option Closing Date, as the case may be, as if made on and as of the Closing Date or the Option Closing Date, as the case may be, and the Company shall have complied with all agreements, obligations and conditions in all material respects (except as such agreements, obligations and conditions may be qualified by materiality, which shall be complied with in all respects) on its part to be performed or satisfied hereunder at or prior to the Closing Date or the Option Closing Date, as the case may be.

(b)         Subsequent to the execution and delivery of this Agreement and prior to the Closing Date or the Option Closing Date, as the case may be, there shall not have occurred any downgrading, nor shall any notice have been given of (i) any downgrading, (ii) any intended or potential downgrading or (iii) any review or possible change that does not indicate an improvement, in the rating accorded any securities of or guaranteed by the Company or any Subsidiary by any “nationally recognized statistical rating organization”, as such term is defined for purposes of Rule 436(g)(2) under the U.S. Securities Act.

(c)          (i) Neither the Company nor any Subsidiary shall have sustained since the date of the latest audited financial statements included in the Time of Sale Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Time of Sale Prospectus, and (ii) since the respective dates as of which information is given in the Registration Statement and the Prospectus, (1) there shall not have been any material change in the capital stock or long-term debt of the Company or any Subsidiary or (2) there shall not have been any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, business, management, financial position, shareholders’ equity or results of operations of the Company and the Subsidiaries, considered as one enterprise, the effect of which, in any such case described in clause (i) or (ii), is in the reasonable judgment of the Underwriters, so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Closing Date or Option Closing Date, as the case may be, on the terms and in the manner contemplated in the Time of Sale Prospectus.

(d)         The Underwriters shall have received each of the signed Lock-Up Agreements referred to in Section 1(uu) hereof, and each such Lock-Up Agreement shall be in full force and effect at the time of purchase and the additional time of purchase, as the case may be.

(e)           The Underwriters shall have received on and as of the Closing Date or the Option Closing Date, as the case may be, a certificate of two executive officers of the Company, at least one of whom has specific knowledge about the Company’s financial matters, satisfactory to the Underwriters (acting reasonably), to the effect (1) set forth in Sections 7(a) (with respect to the respective representations, warranties, agreements and conditions of the Company), (2) that no stop order suspending the effectiveness of the Registration Statement has been issued and to the knowledge of the Company, no proceedings for that purpose have been instituted or are pending or contemplated by the Commission, and (3) no cease trade preventing or suspending the use of the Canadian Preliminary Prospectus or the Canadian Final Prospectus or preventing the distribution of the Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Applicable Canadian Securities Commissions;

(f)           On the Closing Date and each Option Closing Date, if any, Dorsey & Whitney LLP, outside United States securities law counsel for the Company, shall have furnished to the Underwriters their favorable written opinion, including negative assurances, substantially in the form attached hereto as Schedule III, dated the Closing Date or the Option Closing Date, as the case may be, in form and substance reasonably satisfactory to counsel for the Underwriters.

(g)           On the Closing Date and each Option Closing Date, if any, Miller Thomson LLP, outside Canadian counsel for the Company, shall have furnished to the Underwriters their favorable written opinion, substantially in the form attached hereto as Schedule IV, dated the Closing Date or the Option Closing Date, as the case may be, in form and substance reasonably satisfactory to counsel for the Underwriters;

(h)           [Intentionally Deleted.]

(i)          On the Closing Date and each Option Closing Date, if any, Givens Pursley LLP, outside counsel for the Company, shall have furnished to the Underwriters a favorable written opinion regarding certain corporate matters for the Subsidiaries dated the Closing Date or the Option Closing Date, as the case may be, in a form reasonably satisfactory to the Underwriters.

(j)           On the Closing Date and each Option Closing Date, if any, Hunton Andrews Kurth LLP, counsel for the Underwriters, shall have furnished to the Underwriters their negative assurance letter dated the Closing Date or the Option Closing Date, as the case may be, in a form reasonably satisfactory to the Underwriters.

(k)          On the date hereof, the Company shall have furnished to the Underwriters a letter, dated the date of delivery thereof, in form and substance satisfactory to the Underwriters, from Deloitte LLP, an independent registered public accounting firm, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Preliminary Prospectus Supplement.

(l)           On the Closing Date and each Option Closing Date, if any, the Underwriters shall have received from Deloitte LLP (i) a letter, dated the Closing Date or such Option Closing Date, as the case may be, to the effect that they reaffirm the statements made in the letter or letters furnished pursuant to Section 7(k), except that the specified date referred to shall be a date not more than three business days prior to the Closing Date or such Option Closing Date, as the case may be, or (ii) an additional letter containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus.

(m)          On or prior to the Closing Date and each Option Closing Date, if any, the Company shall have furnished to the Underwriters such further information, certificates and documents as the Underwriters shall reasonably request.

(n)          The Underwriters shall have received on and as of the Closing Date or the Option Closing Date, as the case may be, a certificate of an executive officer of the Company, satisfactory to the Underwriters, with respect to the following matters:

i.	the constating documents of the Company attached to the certificate are full, true and correct copies, unamended, and in effect on the date thereof;

ii.	the resolutions, minutes or other records of various proceedings and actions of the Company’s board of directors or other body or bodies attached to the certificate relating to the matters contemplated by this Agreement are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof; and

iii.	the incumbency and signatures of signing officers of or on behalf of the Company.

(o)           On the Closing Date and each Option Closing Date, if any, Smith + Malek, outside counsel for the Company, shall have furnished to the Underwriters a favorable title opinion as to the title and ownership interest in the Stibnite Gold Project dated the Closing Date or the Option Closing Date, as the case may be, in a form reasonably satisfactory to the Underwriters.

If any condition specified in this Section 7 shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated, subject to the provisions of Section 11, by the Underwriters by notice to the Company at any time at or prior to the Closing Date or Option Closing Date, as the case may be, and such termination shall be without liability of any party to any other party, except as provided in Section 11.

8.           (a)          The Company agrees to indemnify and hold harmless each Underwriter, Cantor Fitzgerald & Co. and each of their respective directors, officers, and employees and each person, if any, who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20(a) of the Exchange Act, against any and all losses (other than loss of profits), liabilities, claims, damages and expenses whatsoever as incurred (including without limitation, reasonable and documented attorneys’ fees and any and all reasonable expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the U.S. Securities Act, the Exchange Act, Canadian Securities Laws or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of, are based upon or are caused or incurred, whether directly or indirectly, by reason of any (i) untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, as originally filed or any amendment thereof, or any post-effective amendment thereof, any Preliminary Prospectus, the Time of Sale Information or the Prospectus, or in any supplement thereto or amendment thereof, any Issuer Free Writing Prospectus, or any “issuer information” that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act (collectively, the “Offering Documents”), (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the case of the Preliminary Prospectus, the Time of Sale Information, or the Prospectus, in the light of the circumstances under which they were made, not misleading or (iii) any “misrepresentation” or alleged “misrepresentation” as defined under Canadian Securities Laws in the Canadian Preliminary Prospectus or the Canadian Final Prospectus; provided, however, that the Company will not be liable in any such case to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission or misrepresentation or alleged misrepresentation made in the Offering Documents in reliance upon and in strict conformity with the Underwriters’ Disclosures.

(b)           Each Underwriter severally, and not jointly, agrees to indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who shall have signed any of the Offering Documents, and each other person, if any, who controls the Company within the meaning of Section 15 of the U.S. Securities Act or Section 20(a) of the Exchange Act, against any losses (other than loss of profits), liabilities, claims, damages and expenses whatsoever as incurred (including without limitation, reasonable and documented attorneys’ fees and any and all reasonable expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the U.S. Securities Act, the Exchange Act, Canadian Securities Laws or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon or are caused or incurred, whether directly or indirectly, by reason of any (i) untrue statement or alleged untrue statement of a material fact contained in any Offering Documents, (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the case of the Preliminary Prospectus, the Time of Sale Information, or the Prospectus, in the light of the circumstances under which they were made, not misleading or (iii) any “misrepresentation” or alleged “misrepresentation” (as defined under Canadian Securities Laws) in the Canadian Preliminary Prospectus or the Canadian Final Prospectus, in each case, to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission or misrepresentation or alleged misrepresentation made therein in reliance upon and in strict conformity with the Underwriters’ Disclosures.

(c)           Promptly after receipt by an indemnified party under Section 8(a) or 8(b) of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such Section, notify each party against whom indemnification is to be sought in writing of the commencement thereof (but the failure so to notify an indemnifying party shall not relieve it from any liability which it may have under this Section 8). In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and jointly with any other indemnifying party similarly notified, to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnified party). Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the reasonable and documented fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, or (iii) such indemnified party or parties shall have reasonably concluded, based on the legal opinion of external legal counsel, that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such reasonable and documented fees and expenses shall be borne by the indemnifying parties. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, which counsel, in the event of indemnified parties under Section 8(a), shall be selected by the Underwriters. No indemnifying party or indemnified party shall, without the written consent of the indemnified party (in the case of the indemnifying party) or the indemnifying party (in the case of the indemnified party), effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party or indemnifying party, as applicable, is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party (in the case of the indemnifying party) or the indemnifying party (in the case of the indemnified party) from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party or indemnifying party, as applicable.

(d)           If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under Section 8(a) or 8(b) in respect of any losses, liabilities, claims, damages or expenses (or actions in respect thereof) referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, liabilities, claims, damages or expenses (or actions in respect thereof) (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same proportions as the total net proceeds from the offering (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus, bear to the aggregate Public Offering Price of the Shares set forth on the cover page of the Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just or equitable if contributions pursuant to this Section 8(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d). Notwithstanding the provisions of this Section 8(d), no Underwriter shall be required to contribute any amount in excess of the commissions actually received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this Section 8(d) to contribute are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.

(e)           The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

9.           If any Underwriter or Underwriters default in its or their obligations to purchase Shares hereunder on the Closing Date or any Option Closing Date and the aggregate number of Shares that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total number of Shares that the Underwriters are obligated to purchase on such Closing Date or Option Closing Date, as the case may be, the Underwriters may make arrangements satisfactory to the Company for the purchase of such Shares by other persons, including any of the Underwriters, but if no such arrangements are made by such Closing Date or Option Closing Date, as the case may be, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Shares that such defaulting Underwriters agreed but failed to purchase on such Closing Date or Option Closing Date, as the case may be. If any Underwriter or Underwriters so default and the aggregate number of Shares with respect to which such default or defaults occur exceeds 10% of the total number of Shares that the Underwriters are obligated to purchase on such Closing Date or Option Closing Date, as the case may be, and arrangements satisfactory to the Underwriters and the Company for the purchase of such Shares by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 11. Nothing herein will relieve a defaulting Underwriter from liability for its default.

In the event of any such default which does not result in a termination of this Agreement, either the Underwriters or the Company shall have the right to postpone the Closing Date or the relevant Option Closing Date, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Prospectus or in any other documents or arrangements. As used in this Agreement, the term “Underwriter” includes any person substituted for an Underwriter under this Section 9.

10.           Notwithstanding anything herein contained, this Agreement (or the obligations of the several Underwriters with respect to any Option Shares which have yet to be purchased) may be terminated, subject to the provisions of Section 11, in the absolute discretion of the Underwriters, by written notice given to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date or the Option Closing Date, as the case may be, (a) trading generally on the TSX or the Nasdaq, shall have been suspended or materially limited, (b) trading of any securities of or guaranteed by the Company or any Subsidiary shall have been suspended on the TSX or the Nasdaq, (c) a general moratorium on commercial banking activities in Ontario, Canada, or New York State shall have been declared by Federal, Canadian, New York State, or Canadian provincial authorities, (d) there shall occur or have been announced any change or proposed change in the federal income tax laws of Canada or the United States, the regulations thereunder, current administrative decisions or practices or court decisions, any other applicable rules or the interpretation or administration thereof which, in any such case, in each Underwriter’s reasonable opinion, could be expected to have a significant adverse effect on the market price or value of the Shares, or (e) there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the reasonable judgment of the Underwriters, impracticable to market the Shares to be delivered on the Closing Date or Option Closing Date, as the case may be, or to enforce contracts for the sale of the Shares.

If this Agreement is terminated pursuant to this Section 10, such termination will be without liability of any party to any other party except as provided in Section 11 hereof.

11.         The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Shares. If this Agreement is terminated pursuant to Section 7 or 10 or if for any reason the purchase of any of the Shares by the Underwriters is not consummated, the Company shall remain responsible for the expenses to be paid or reimbursed by it pursuant to Section 6, the respective obligations of the Company and the Underwriters pursuant to Section 8 and the provisions of Sections 11, 12, 15, and 16 shall remain in effect and, if any Shares have been purchased hereunder, the representations and warranties in Section 1 and all obligations under Sections 4, 5 and 6 shall also remain in effect. If this Agreement shall be terminated by the Underwriters, or any of them, under Section 7 or otherwise because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement or any condition of the Underwriters’ obligations cannot be fulfilled, the Company agrees to reimburse the Underwriters on demand for all out-of-pocket expenses (including reasonable fees and disbursements of its counsel) that shall have been incurred by the Underwriters in connection with the proposed purchase and sale of the Shares subject to the maximum amount set forth in Section 6.

12.         This Agreement shall inure to the benefit of and be binding upon the Company and the Underwriters, the officers and directors of the Company referred to herein, any controlling persons referred to herein and their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. No purchaser of Shares from any Underwriter shall be deemed to be a successor or assign by reason merely of such purchase.

13.          All notices and other communications hereunder shall be in writing and effective only upon receipt and shall be delivered, mailed or sent to the parties as follows:

(i) if to the Underwriters, to:

B. Riley Securities, Inc.
299 Park Avenue, 21st Floor
New York, New York 10171
Attn: General Counsel

and

Cantor Fitzgerald Canada Corporation
181 University Avenue, Suite 1500
Toronto, Ontario, Canada M5H 3M7

Email: gmoylan@cantor.com , eshevel@cantor.com, #legal-IBD@cantor.com
Attention: Graham Moylan, Elan Shevel and Legal Department

with a copy (which shall not constitute notice) to:

Hunton Andrews Kurth LLP
200 Park Avenue
New York, New York 10166
Attn: Rich Kronthal and Phil Haines

Stikeman Elliott LLP
5300 Commerce Court West, 199 Bay Street
Toronto, Ontario, Canada M5L 1B9
Attn: Ivan Grbešić; and

(ii) if to the Company, to:

Perpetua Resources Corp.
405 S. 8th Street, Suite 201
Boise, Idaho 83702
Attn: Corporate Secretary

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
Suite 1070 - 1095 West Pender Street
Vancouver, British Columbia V6E 2M6 Canada
Attn: Daniel M. Miller

Miller Thomson LLP
Suite 400 – 725 Granville Street
Vancouver, British Columbia V7Y 1G5 Canada
Attn: Lucy Schilling.

14.        This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement and any certificate, agreement or other document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. For the purpose of this Section 14, “Electronic Signature” means any electronic symbol or process (including, without limitation, DocuSign and AdobeSign) attached to, or associated with, a contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record.

15.         THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO SUCH STATE’S PRINCIPLES OF CONFLICTS OF LAWS.

16.           The parties hereby submit to the jurisdiction of and venue in the federal courts located in the City of New York, New York in connection with any dispute related to this Agreement, any transaction contemplated hereby, or any other matter contemplated hereby.

17.           The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the public offering price of the Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company on the one hand, and the several Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or its respective stockholders, creditors, employees or any other party, (iii) other than the structuring fee received by FBR as described in the Prospectus, no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement, and (iv) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

18.         The Underwriters acknowledge and agree that the Underwriters and counsel for the Underwriters who are non-residents of Canada for purposes of the Income Tax Act (Canada) have not rendered any services in Canada in respect of any transaction contemplated hereby, or any other matter contemplated hereby.

19.           If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder and the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

20.          The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to Applicable Securities Laws, may effect transaction for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

21.           Notwithstanding anything herein to the contrary, the Company is authorized to disclose to any person the U.S. federal and state income tax treatment and tax structure of the potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to the Company relating to that treatment and structure, without the Underwriters imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.

22.           This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

23.         The Company and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument will become a binding agreement among the Company and the Underwriters.

Very truly yours,

PERPETUA RESOURCES CORP.

By:	/s/ Laurel Sayer
Name: Laurel Sayer
Title: President and Chief Executive Officer

Signature Page to Underwriting Agreement

Accepted as of the date hereof:

B. RILEY SECURITIES, INC.
CANTOR FITZGERALD CANADA CORPORATION

For themselves and as Representatives of the other Underwriters named in Schedule I hereto

B. RILEY SECURITIES, INC.

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll
Title: Co-Head of Capital Markets

CANTOR FITZGERALD CANADA CORPORATION

By:	/s/ Elan Shevel
Name: Elan Shevel
Title: Chief Compliance Officer

Signature Page to Underwriting Agreement

Acknowledged by Cantor Fitzgerald & Co. solely for the purpose of receiving the benefit of Sections 1 and 8 of this Agreement.

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Head of Investment Banking

Signature Page to Underwriting Agreement

SCHEDULE I

Underwriter	Firm Shares to be Purchased	Paulson Shares to be Purchased	Total
B. Riley Securities, Inc.	3,981,600	2,685,067	6,666,667
Cantor Fitzgerald Canada Corporation*	1,706,400	1,150,743	2,857,143
Total:	5,688,000	3,835,810	9,523,810

Note:

*Canadian Underwriter

SCHEDULE II

Issuer Free Writing Prospectuses

None.

Pricing Information Provided Orally by Underwriters

Price per share to the public: $5.25

Number of Firm Shares Offered: 5,688,000

Number of Paulson Shares Offered: 3,835,810

Total Shares Offered: 9,523,810

SCHEDULE III

FORM OF OPINION OF DORSEY & WHITNEY LLP

1.           Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the issuance and sale of the Offered Shares contemplated thereby will violate Applicable Law (as defined below).

2.           No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which we express no opinion) is required on the part of the Company under any Applicable Law for the issuance or sale of the Offered Shares or the performance by the Company of its obligations under this Agreement. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by this Agreement.

3.           The Company is not currently, and solely after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Time of Sale Prospectus and the U.S. Final Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Corporation Act of 1940, as amended.

4.          To our knowledge, no person has the right to require registration of any common shares or any other securities of the Company under the Securities Act resulting from the filing or effectiveness of the Registration Statement, the U.S. Final Prospectus or otherwise.

5.         The statements in the U.S. Preliminary Prospectus and the U.S. Final Prospectus under the heading “Certain United States Federal Income Tax Considerations” with respect to the tax considerations under United States federal income tax law, to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, are accurate in all material respects.

6.           Pursuant to Rule 467(b) under the Securities Act, the Registration Statement became effective on April , 2021. To our knowledge, based solely upon our review of the SEC’s website, no stop order suspending the effectiveness of the Registration Statement has been issued. According to the SEC’s EDGAR database, the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement.

7.           Assuming the compliance of the Canadian Final Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of British Columbia and other requirements of Canadian law, the Registration Statement and the U.S. Final Prospectus (other than the financial statements, including schedules, and other financial and statistical information contained therein or omitted therefrom, as to which we express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Securities Act and the Rules and Regulations.

8.           The Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations applicable to such form.

SCHEDULE IV

FORM OF OPINION OF MILLER THOMSON LLP

9.           The Company is a "reporting issuer" under Canadian Securities Laws of each of the provinces of British Columbia, Alberta, Saskatchewan and Ontario (the “Provinces”) and is not included on the list of defaulting reporting issuers maintained under applicable Canadian Securities Laws in the Provinces.

10.         The Company is a corporation incorporated and validly existing under the BCBCA, and is in good standing with respect to the filing of annual reports.

11.          The Company has the corporate power and capacity under the laws of the Province of British Columbia to carry on business as presently carried on and to own its properties and assets, as described in the Prospectus.

12.          The Company has the corporate power and capacity to enter into, and perform its obligations under, this Agreement and to issue and sell the Offered Shares.

13.          The authorized capital of the Company consists of: (a) an unlimited number of common shares without par value; (b) an unlimited number of First Preferred Shares without par value; and (c) an unlimited number of Second Preferred Shares without par value. As of the date hereof, there are: (a) [●] common shares of the Company issued and outstanding; (b) no First Preferred Shares issued and outstanding; and (c) no Second Preferred Shares issued and outstanding.

14.          All necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations thereunder.

15.          All necessary corporate action has been taken by the Company to authorize the issuance, sale and delivery of the Offered Shares.

16.          The Offered Shares have been duly allotted and validly issued as fully paid and non-assessable Common Shares in the capital of the Company.

17.          The attributes of the Offered Shares conform in all material respects to the description thereof contained in the Prospectus.

18.          All necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Offering Documents and the filing thereof with the Canadian Securities Regulators.

19.          This Agreement has been duly authorized, executed and delivered by the Company.

20.         The execution and delivery of this Agreement and the performance by the Company of its obligations thereunder does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any term or provision of the notice of articles or articles of the Company, the BCBCA or applicable Canadian Securities Laws in the Provinces.

21.          Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Company.

22.          All necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained in each case under Canadian Securities Laws to qualify the distribution of the Offered Shares to the public in each of the Canadian Qualifying Jurisdictions through registrants registered under the Canadian Securities Laws who have complied with the applicable provisions of such applicable laws.

23.          The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of all of the Offered Shares, subject to the satisfaction by the Company of the conditions set forth in the conditional acceptance letter dated [●], 2021of the TSX.

24.         The statements in the Prospectus Supplement under the heading "Eligibility for Investment" are, subject to the qualifications described therein, accurate summaries of the matters discussed therein in all material respects.

SCHEDULE V

SUBSIDIARY INFORMATION

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Idaho Gold Resources Company, LLC	Idaho	100%
Perpetua Resources Idaho, Inc.	Idaho	100%

SCHEDULE VI

OUTSTANDING CONVERTIBLE SECURITIES

1.	2,719,775 Stock Options
2.	200,000 Common Share Purchase Warrants
3.	C$23,016.50 principal amount of Convertible Notes

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

B. RILEY SECURITIES, INC.

CANTOR FITZGERALD CANADA CORPORATION

c/o B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

c/o Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, Ontario Canada M5H 3M7

Ladies and Gentlemen:

This Lock-Up Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) to be entered into by Perpetua Resources Corp. (formerly Midas Gold Corp.), a corporation incorporated under the Business Corporations Act British Columbia (the “Company”), and you and the other underwriters named in Schedule I to the Underwriting Agreement, with respect to the public offering (the “Offering”) of common shares without par value in the capital of the Company (the “Common Shares”).

In order to induce you to enter into the Underwriting Agreement, the undersigned agrees that, for a period (the “Lock-Up Period”) beginning on the date hereof and ending on, and including, the date that is 90 days after the date of the final prospectus relating to the Offering, the undersigned will not, without the prior written consent of B. Riley Securities, Inc., (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the “Commission”) in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder (the “Exchange Act”) with respect to, any Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).  The foregoing sentence shall not apply to (a) the registration of the offer and sale of Common Shares as contemplated by the Underwriting Agreement and the sale of the Common Shares to the Underwriters (as defined in the Underwriting Agreement) in the Offering; (b) any sale, transfer or tender of any of the undersigned’s Common Shares to a take-over bid or in connection with a merger, business combination, arrangement, restructuring or similar transaction involving the Company, provided that in the event such transaction is not completed the undersigned’s Common Shares shall continue to be subject to this Lock-Up Agreement; (c) transfers to affiliates of the undersigned, any family members of the undersigned, or any company, trust or other entity owned by or maintained for the benefit of the undersigned, provided the recipient thereof agrees in writing with the Underwriters to be bound by the terms of this Lock-Up Agreement.  For purposes of this paragraph, “immediate family” shall mean the undersigned and the spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

In addition, the undersigned hereby waives any rights the undersigned may have to require registration of Common Shares in connection with the filing of a registration statement relating to the Offering. The undersigned further agrees that, for the Lock-Up Period, the undersigned will not, without the prior written consent of B. Riley Securities, Inc., make any demand for, or exercise any right with respect to, the registration of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or warrants or other rights to purchase Common Shares or any such securities.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of shares of Common Shares.

The undersigned hereby authorizes the Company and its transfer agent, during the Lock-Up Period, to decline the transfer of or to note stop transfer restrictions on the central securities register and other records relating to Common Shares or other securities subject to this Lock-Up Agreement of which the undersigned is the record holder, and, with respect to Common Shares or other securities subject to this Lock-Up Agreement of which the undersigned is the beneficial owner but not the record holder, the undersigned hereby agrees to cause such record holder to authorize the Company and its transfer agent, during the Lock-Up Period, to decline the transfer of or to note stop transfer restrictions on the central securities register and other records relating to such shares or other securities.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.  The undersigned hereby submit to the exclusive jurisdiction of the federal and New York State courts located in The City of New York (and appellate courts thereof) in connection with any dispute related to this Lock-Up Agreement or any matter contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. THE UNDERSIGNED HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR CLAIM (WHETHER BASED UPON CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF OR IN ANY WAY RELATING TO THIS LOCK-UP AGREEMENT AND ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL TERM HEREOF.

*            *            *

If (i) the Company notifies you in writing that it does not intend to proceed with the Offering, (ii) the registration statement filed with the Commission with respect to the Offering is withdrawn or (iii) for any reason the Underwriting Agreement shall be terminated prior to the “time of purchase” (as defined in the Underwriting Agreement), this Lock-Up Agreement shall be terminated and the undersigned shall be released from its obligations hereunder.

The undersigned further directs that delivery of an executed counterpart of a signature page to this Lock-Up Agreement by facsimile or pdf attachment to electronic mail shall be effective as delivery of a manually executed counterpart to this Lock-Up Agreement.

Very truly yours,

Name: